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SEC 19008389

Washing

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67307

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/18** (MM/DD/YY) AND ENDING **12/31/18** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM ID. NO.

NMS CAPITAL ADVISORS, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1330 Avenues of the Americas; 12th Floor
(No. and Street)

New York (City) **New York** (State) **10019** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stacey Lynn Lavender-Mayes **(310) 279-5156**
(Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bradford R. Dooley & Associates
(Name – if individual, state last, first, middle name)

209 West Jackson Boulevard; Suite 404 (Address) **Chicago** (City) **Illinois** (State) **60606** (Zip Code)

SEC
Mail Processing
Section
MAR 01 2019
Washington DC
408

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

RMS

OATH OR AFFIRMATION

I, **Stacey Lynn Lavender-Mayes**, swear (or affirm), to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **NMS Capital Advisors, LLC** as of **December 31, 2018**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

EVP and Chief Operations & Compliance Officer

Title

Sworn and subscribed to me on the

_____ day of _________, 2019

* SEE ATTACHED

Notary Public

This report** contains (check all applicable boxes)

[x] (a) Facing Page.
[x] (b) Statement of Financial Condition.
[ ] (c) Statement of Income (Loss).
[ ] (d) Statement of Cash Flows.
[ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[ ] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
[ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[x] (o) A copy of the Exemption Report.

****For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).**

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 28th day of February, 2019, by Stacey L Lavender Mayes

______________________________,

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

JOHN JUSTIN SHAW
Notary Public - California
Los Angeles County
Commission # 2157363
My Comm. Expires Jun 20, 2020

(Seal)

Signature ____________________

JOHN JUSTIN SHAW

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA
MAGGIE CHANG, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of NMS Capital Advisors, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of NMS Capital Advisors, LLC as of December 31,2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of NMS Capital Advisors, LLC as of December 31,2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of NMS Capital Advisors, LLC's management. Our responsibility is to express an opinion on NMS Capital Advisors, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to NMS Capital Advisors, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as NMS Capital Advisors, LLC's auditor since 2017.

Olathe, Kansas

February 27, 2019

NMS Capital Advisors, LLC

Statement of Financial Condition

December 31, 2018

Assets		
Cash	$	688,137
Accounts receivable		1,530,934
Deposit with clearing firm		25,043
Total assets	$	2,244,114
Liabilities and Member's Equity		
Liabilities:		
Commissions payable	$	1,118,624
Accounts payable and accrued expenses		20,663
Total liabilities		1,139,287
Member's Equity		1,104,827
Total liabilities and member's equity	$	2,244,114

See accompanying notes.

NMS CAPITAL ADVISORS, LLC

NOTES TO FINANCIAL STATEMENTS

NOTE A – Organization and nature of business

NMS Capital Advisors, LLC is a non-clearing broker dealer registered with the Securities and Exchange Commission (SEC) and a member of Financial Industry Regulatory Authority (FINRA). The Company is a limited liability company organized under the laws of the State of Nevada. The Company is an indirect wholly-controlled and owned subsidiary of NMS FIN Holdings, LLC. NMS FIN Holdings, LLC is a wholly-owned subsidiary of NMS Capital Group, LLC.

The Company was an indirect wholly-owned subsidiary of NMS FIN Holdings, LLC, a wholly-owned subsidiary of NMS Capital Group, LLC until November 30, 2018 at which time the membership interest was transferred to BD MGMT Holdings, LLC, a Delaware limited liability company pursuant to a membership interest purchase and acquisition agreement.

NOTE B – Summary of significant accounting policies

Basis of accounting
The financial statements of the Company have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America. Income is recorded when earned and expenses are recorded when incurred.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents
The Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

Concentration of credit risk
The Company maintains its cash in bank deposit accounts that at times may exceed federally-insured limits. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risks related to cash.

Investments
The Company determines the appropriate classification of marketable securities at the time of purchase and re-evaluates such designation at each balance sheet date. Marketable securities have been classified as trading and are reported at fair value with unrealized appreciation or depreciation in fair value recognized in earnings.

NMS CAPITAL ADVISORS, LLC

NOTES TO FINANCIAL STATEMENTS

NOTE B – Summary of significant accounting policies, continued

Accounts receivable and allowance for doubtful accounts

The Company reports receivables at net realizable value. The company recognizes an allowance for losses on accounts receivable in an amount equal to the estimated probable losses net of recoveries. The allowance is based on an analysis of historical bad debt experience, current receivable aging, and expected future write-offs, as well as an assessment of specific identifiable customer accounts considered at risk or uncollectible. The Company's policy is to recognize bad debt expense, if any, in operating expenses.

Revenue recognition

The Company has adopted Financial Accounting Standards Board ("FASB") Accounting Standards Update 2014-09, *Revenue from Contracts with Customers* ("ASU 2014-09") and the FASB's Accounting Standards Update 2016-08, *Principal vs Agent Considerations* ("ASU 2016-09"). The income reported on the Statement of Operations is comprised of private placement fees and other service fees. The Company considers revenue to be generated when the Company satisfies a performance obligation. Revenue is considered earned when a) Evidence of an arrangement exists; b) The fee is fixed or able to be determinable; c) Performance has occurred; d) Collectability is reasonably assured.

Revenues from fees arising from private securities placement in which the Company acts as an agent are recorded pursuant to the terms of the Company's agreements with the respective offering parties. Typically, fees are recorded based on the capital commitments obtained as of the closing for a respective placement when all performance obligations to the client have been completed.

Revenues from fees arising from mergers, acquisitions and other corporate reorganization transactions are recorded as success fees based on the achievement of a criteria agreed upon with the client (such as closing of the transaction when all performance obligations to the client have been completed).

Income taxes

The Company was formed a limited liability company. As such, the Company's income or loss and credits and deductions are passed through to its member and reported on the member's income tax return. The Company is not required to file a tax return in the federal or Nevada Jurisdiction.

The Company follows the accounting guidance for uncertainty in income taxes using the provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, *Income Taxes*. Using that guidance, tax positions initially need to be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. As of December 31, 2018, the Company had no uncertain tax positions that qualify for either recognition or disclosure in the financial statements. It is the Company's policy to include any penalties and interest related to income taxes in its operating expenses, however, the Company currently has no penalties and interest related to income taxes.

NOTE B – Summary of significant accounting policies, continued

The earliest year that the Company is subject to examination is the year ended December 31, 2015.

Subsequent event
The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 27, 2019, which is the date the financial statements were available to be issued. Pursuant to a change of ownership after the year end, the expense-sharing agreement between the Company and the former Parent, NMS Capital Group LLC, was terminated.

NOTE C – Fair value measurements

The Company follows the provisions of ASC 820, Fair Value Measurements. This standard defines fair value and provides guidance for measuring fair value and expands disclosures about fair value measurements in accordance with accounting principles generally accepted in the United States of America. ASC 820 does not require any new fair value measurements, but rather applies to all other accounting pronouncements that require or permit fair value measurements.

ASC 820 enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine values.

ASC 820 requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

- Level 1: Quoted market prices in active markets for identical assets or liabilities.
- Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data.
- Level 3: Unobservable inputs that are not corroborated by market data.

At December 31, 2018, the Company had no level 1, 2 or 3 investments.

NOTE D – Net capital requirements

As a member organization of the FINRA, the Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's net capital was $434,481 and exceeded the minimum net capital requirement by $358,528. The Company's ratio of aggregate indebtedness to net capital at December 31, 2018 was 2.62 to 1.

NMS CAPITAL ADVISORS, LLC

NOTE E – Exemption from SEC Rule 15c3-3

The Company is a non-clearing broker dealer that does not carry securities accounts for customers or perform custodial functions relating to customer securities and is therefore exempt from the reserve requirements under SEC rule 15c3-3.

NOTE F – Possession or control requirements

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(2)(ii) by promptly transmitting all customer funds or securities to the clearing broker who carries the customer accounts.

NOTE G – SIPC reconciliation

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion-from-membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenues, they are not required to file the supplemental SIPC report.

NOTE H – Related party transactions

During the year ended December 31, 2018, the Company entered into an expense-sharing agreement with NMS Capital Group LLC, the Parent company.

Pursuant to this agreement, the Company reimbursed various expenses including occupancy and staff salaries to the Parent company pursuant to the terms of the agreement.

During the year ended December 31, 2018, the Company paid the following amounts to the Parent:

Occupancy	$ 90,000
Compensation and benefits	493,240
Professional fees	470,919
Office and communications	21,226
Other	46,480
Total	$ 1,121,865

There were no amounts due to the former Parent company as of December 31, 2018 relating to these transactions.

NOTE I – Contingent liabilities

The Company is involved in a number of legal and regulatory proceedings concerning matters arising from the normal conduct of the Company's business activities. Although there can be no assurance as to the ultimate outcome, the Company has generally denied, or believes it has a meritorious defense, and will deny, liability in all significant litigation pending against the

NOTE I – Contingent liabilities, continued

Company, and it intends to defend vigorously each case. Based upon information currently available and advice of counsel the Company believes that the eventual outcome of such matters will not, individually or in the aggregate, have a material adverse effect on the Company's financial position or results of operation.

NMS CAPITAL ADVISORS, LLC

EXEMPTION REPORT

DECEMBER 31, 2018

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA
MAGGIE CHANG, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of NMS Capital Advisors, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) NMS Capital Advisors, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which NMS Capital Advisors, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (exemption provisions) and (2) NMS Capital Advisors, LLC stated that NMS Capital Advisors, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. NMS Capital Advisors, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about NMS Capital Advisors, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Olathe, Kansas

February 27, 2019

Exemption Report

NMS Capital Advisors, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k)(2)(ii) throughout the most recent fiscal year without exception

NMS Capital Advisors, LLC

I, Stacey Lynn Lavender-Mayes, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: EVP and Chief Compliance & Operations Officer

February 27, 2019